UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number 001-42543

ROBIN ENERGY LTD.
(Translation of registrant’s name into English)

223 Christodoulou Chatzipavlou Street
Hawaii Royal Gardens
3036 Limassol, Cyprus
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On July 24, 2026, Robin Energy Ltd. (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with Maxim Group LLC (the “Underwriter”) relating to an underwritten public offering (the “Offering”) of 750,000 shares (the “Shares”) of the Company’s common shares, par value $0.001 per share (a “Common Share”) at a price of $4.00 per share.

In addition, pursuant to the Underwriting Agreement, the Company granted the Underwriter a 45-day option to purchase up to an additional 54,380 Common Shares, at the public offering price, less underwriting discounts and commissions, solely to cover over-allotments (the “Over-allotment Option”). The Offering is expected to close on July 27, 2026, subject to the satisfaction of customary closing conditions.

The Common Shares described above are being offered and sold pursuant to a registration statement on Form F-3 (File No. 333-286726), which was filed with the Securities and Exchange Commission (the “Commission”) on April 24, 2025 and was declared effective by the Commission on April 28, 2025.

The aggregate gross proceeds to the Company from the Offering (excluding any proceeds that may be received from exercise of the Over-allotment Option), before deducting underwriting discounts and other expenses payable by the Company, will be  $3,000,000.

Attached to this report on Form 6-K as Exhibit 1.1 is a copy of the Underwriting Agreement.

Attached to this report on Form 6-K as Exhibit 5.1 is a copy of the opinion of Seward & Kissel LLP.

Attached to this report on Form 6-K as Exhibit 99.1 is a copy of the press release of the Company dated July 24, 2026 titled “Robin Energy Announces Pricing of $3.0 Million Public Offering of Common Stock”.

The information contained in this report on Form 6-K and Exhibits 1.1 and 5.1 attached hereto are hereby incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-288459 and 333-286726).

EXHIBIT INDEX

1.1	Underwriting Agreement, dated July 24, 2026, by and between the Company and Maxim Group LLC.

5.1	Opinion of Seward & Kissel LLP.

99.1	Press Release, dated July 24, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 27, 2026

ROBIN ENERGY LTD.

By:	/s/ Theologos Pagiaslis
Name:	Theologos Pagiaslis
Title:	Chief Financial Officer